March 27, 2020

Aric Spitulnik
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD 21031

       Re: TESSCO Technologies Incorporated
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 11, 2019
           Form 10-Q for the Fiscal Quarter Ended December 29, 2019 Filed February 7, 2020
           File No. 001-33938

Dear Mr. Spitulnik:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

1. It appears cost of goods sold is material to your annual and interim consolidated and segment results. Please discuss and quantify the impact of each component of cost of goods sold that caused cost of goods sold to materially vary on a consolidated and segment basis between comparable periods. Also, discuss and quantify any underlying factors causing the variance. Refer to Items 303(a), 303(a)(3)(i) and 303(b) of Regulation
      S-K (and applicable instructions) and Section 501.04 of the staff's Codification of
      Financial Reporting Policies for guidance.
 Aric Spitulnik
FirstName LastNameAric Spitulnik
TESSCO Technologies Incorporated
March 27, NameTESSCO Technologies Incorporated
Comapany2020
Page 2
March 27, 2020 Page 2
FirstName LastName
Form 10-Q for the Fiscal Quarter Ended December 29, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
First Nine Months of Fiscal Year 2020 Compared with First Nine Months of Fiscal Year 2019
Total Revenues and Total Gross Profit, page 20

2. You disclose the (1) impact of tariffs, (2) significantly lower revenues from one of your more significant retail customers, and (3) continued softness in your retail segment have affected your results. To the extent material, please discuss in interim and annual periods, as appropriate, whether these are known trends or uncertainties you reasonably expect will impact your future consolidated and segment results and/or consolidated cash flows from operations. Quantify the impact to the extent information is reasonably available. Refer to Items 303(b), 303(a)(1), and 303(a)(3)(ii) of Regulation S-K, and references to trend information within Commission Release Nos. 33-6835 and 33-8350 for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273 or Doug
Jones, Senior Staff Accountant, at 202-551-3309 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services